Grupo Simec, S.A.B. de C.V.

Calzada Lázaro Cárdenas 601

Colonia La Nogalera, Guadalajara,

Jalisco, México 44440

November 6, 2015

Mr. John Cash

Branch Chief

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Grupo Simec, S.A.B. de C.V. Form 20-F for year ended December 31, 2014

Filed May 15, 2015, File No. 1-11176

Ladies and Gentlemen:

We are writing to respond to the comments set forth in the Commission’s staff’s comment letter dated September 15, 2015 (the “comment letter”) relating to the above-referenced annual report (the “Annual Report”) of Grupo Simec, S.A.B. de C.V. (the “Company”), originally submitted on May 15, 2015 pursuant to the Securities Act of 1933, as amended. For convenience of reference, we have reproduced below in italics the text of the comments of the Staff.

Form 20-F for the year ended December 31, 2014

Item 5. Operating and Financial Review and Prospects, page 49

Consolidated Statements of Comprehensive Income, pages 57 and 62

1.	We note your responses to prior comments one and two. Please confirm that you will revise future filing to clarify the facts and circumstance that result in: material foreign exchange gains (losses) recorded in each period and material differences between statutory and effective income tax rates in each period.

We confirm that we will revise future filings to clarify the facts and circumstance that result in: material foreign exchange gains (losses) recorded in each period and material differences between statutory and effective income tax rates in each period.

2.	Please confirm you will revise future filings to more fully explain how you are managing negative operating trends in your USA segment. In this regard, we note that as existing sales agreements expire, you will evaluate new agreements. Please disclose and discuss the typical length and pricing terms of your sales agreements. Additionally, please address the potential risks and consequences, if these trends continue.

We confirm that we will revise future filings to more fully explain how we are managing negative operating trends in our USA segment. The negative operating trends in our USA segment are primarily driven by declining demand that severely impacts production volume and therefore cost. The automotive sector is stable and continues to provide good demand for our products.

Typically about 70% of our business uses a fixed base price that is negotiated annually, plus monthly scrap and alloy surcharges. The remaining 30% is transaction business, where we can adjust the base pricing as required. The current deflationary environment in scrap metal and commodities, while helping to lower our raw material costs also dampens our ability to secure better prices in the marketplace and our efforts are single-mindedly focused on managing our costs down to secure levels of profitability without compromising in any way on quality. Financial resources will continue to be made available as our USA segment tackles the cost curve and restores the business to profitability.

_________________________

The Company confirms its acknowledgment, in connection with its responses to the comment letter that:

1. the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

3. the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please call the undersigned (+52-33-3770-6734) with any questions you may have regarding the above responses.

Very truly yours,
GRUPO SIMEC, S.A.B. de C.V.

By:	/s/ Mario Moreno Cortez
Name: Mario Moreno Cortez
Title: Coordinator of Finance